Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and the use of our report dated February 28, 2019, except for the effects of discontinued operations discussed in Note 2, and Note 17, as to which the date is September 6, 2019, with respect to the consolidated financial statements of Milacron Holdings Corp., included in its Current Report on Form 8-K dated September 6, 2019, filed with the Securities and Exchange Commission, incorporated by reference in the Registration Statement (Form S-3) and related Prospectus or Prospectus Supplement of Hillenbrand, Inc. for the registration of debt securities, guarantees for debt securities, common stock, preferred stock and warrants.

/s/ Ernst & Young LLP

Cincinnati, Ohio

September 9, 2019